Exhibit 4.20
SENIOR BRIDGE LOAN FACILITY AGREEMENT
between
FIRSTRAND BANK LIMITED
(acting though its Rand Merchant Bank division)
and
HARMONY GOLD MINING COMPANY LIMITED

TABLE OF CONTENTS

1	INTERPRETATION	3
2	INTRODUCTION	36
3	ADVANCE CONDITIONS	37
4	BRIDGE LOAN FACILITY	43
5	DRAWDOWN	44
6	INTEREST	45
7	REPAYMENT OF BRIDGE LOAN AND PAYMENT OF INTEREST	47
8	EXTENSION OF REPAYMENT DATE	47
9	ALL PAYMENTS	50
10	REPRESENTATIONS AND WARRANTIES	51
11	POSITIVE UNDERTAKINGS	60
12	NEGATIVE UNDERTAKINGS	65
13	DEFAULT	70
14	VOLUNTARY PRE-PAYMENT	81
15	RIGHT OF FIRST REFUSAL	82
16	PROOF OF INDEBTEDNESS	83
17	FEES	84
18	CHANGE IN CIRCUMSTANCES	85
19	GROSS UP	92
20	TAX INDEMNITY	93
21	ILLEGALITY	95
22	AUTOMATIC RIGHT OF SET-OFF	97
23	RENUNCIATION OF BENEFITS	97
24	BENEFIT OF THE AGREEMENT	98
25	NOTICES AND DOMICILIA	98
26	SEVERABILITY	102
27	GENERAL	103
28	INDEPENDENT ADVICE	105
29	APPLICABLE LAW AND JURISDICTION	106
30	COSTS	107
31	SIGNATURE	109
ANNEXES
ANNEXE “A” : EXTENSION NOTICE
ANNEXE “B” : PREPAYMENT ADVICE

WHEREBY IT IS AGREED AS FOLLOWS -
1	INTERPRETATION

1.1	In this Agreement-

1.1.1	clause headings and sub-headings are for convenience only and are not to be used in its interpretation; and

1.1.2	an expression which denotes -

1.1.2.1	any gender includes the other genders;

1.1.2.2	a natural person includes a juristic person and vice versa;

1.1.2.3	the singular includes the plural and vice versa.

1.2	In this Agreement, unless the context indicates a contrary intention, the following words and expressions bear the meanings assigned to them below, and cognate expressions bear corresponding meanings -

1.2.1	“Advance” means an advance made or to be made by the Lender to the Borrower in terms of this Agreement;

1.2.2	“Advance Conditions” means the conditions which are to be fulfilled prior to the Lender making the Advance as set out in clause 3;

1.2.3	“Advance Date” means 29 June 2007;

1.2.4	“Affiliate” means, in relation to any person, a subsidiary of that person or a holding company of that person or any other subsidiary of that holding company;

1.2.5	“Agreement” means this Senior Bridge Loan Facility agreement and includes any annexes;

1.2.6	“Arranging Fee” means the arranging fee referred to in clause 17.1 below;

1.2.7	“Borrower” means Harmony Gold Mining Company Limited, registration number 1950/038232/06, a public company duly incorporated in accordance with the laws of the Republic of South Africa;

1.2.8	“Bridge Loan Facility” means the bridge loan facility in an amount not exceeding the Capital Amount to be made available by the Lender to the Borrower on the terms and conditions set out in this Agreement;

1.2.9	“Capital Amount” means the principal amount of the Bridge Loan Facility, namely R500,000,000.00 (five hundred million rand);

1.2.10	“Change in Law” means any implementation, introduction, abolition, withdrawal or variation of any Law or any change in any interpretation of any Law;

1.2.11	“Closing Date” means the date of fulfilment or waiver, as the case may be, of the last outstanding Advance Condition;

1.2.12	“Companies Act” means the Companies Act, 1973;

1.2.13	“Default Interest” means default interest at the Prime Rate plus 200 (two hundred) basis points per annum, calculated from the due date for payment until and including the date of actual payment of the relevant amount;

1.2.14	“Designated Account” means the bank account nominated by the Borrower, the details of which are set out below -

Name of Account	Harmony Gold Mining Co Ltd
Bank:	Absa Bank Limited
Branch:	Corporate
Branch Code:	632005
Account Number:	40-4873-7227
1.2.15	“Encumbrance” means any mortgage, pledge, lien, deed of cession, assignment, hypothecation or security interest or any other agreement or arrangement having the effect of conferring security whether by contract or operation of Law, including any arrangement under which money or claims to, or the benefit of, a bank or other account may be applied, setoff or made subject to a combination of accounts so as to effect discharge of any sum owed or payable to any person and “Encumber” shall be construed accordingly;

1.2.16	“Existing Debt Facilities” means those facilities granted to the Borrower as at the Signature Date, which have been disclosed in writing by the Borrower to the Lender prior to the Signature Date, provided that all Existing Debt Facilities disclosed in the Financial Statements and the Form 20F shall be deemed to have been disclosed by the Borrower to the Lender;

1.2.17	“Extended Interest Period” means the period commencing on the day immediately following the Repayment Date and ending on the earlier of-

1.2.17.1	the Extended Repayment Date; and

1.2.17.2	the date on which the Facility Outstandings are repaid in full;

1.2.18	“Extended Period Interest Rate” means the sum of the SAFEX Overnight Rate plus the Extended Period Margin;

1.2.19	“Extended Repayment Date” means 30 September 2007;

1.2.20	“Extended Period Margin” means 360 (three hundred and sixty) basis points nacm inclusive of treasury and mandatory statutory costs;

1.2.21	“Extension Notice” means an extension notice as contemplated in clause 8.1;

1.2.22	“Event of Default” means any one or more of the events or circumstances described as such in clause 13.1;

1.2.23	“Facility Outstandings” means all amounts of any nature whatsoever outstanding in terms of this Agreement;

1.2.24	“Facility Purpose” means the funding of the Borrower’s capital expenditure requirements in respect of the Hidden Valley Mine Project;

1.2.25	“Finance Documents” means -

1.2.25.1	this Agreement, any Drawdown Notices, an Extension Notice and any Prepayment Advice;

1.2.25.2	any other document designated in writing as a Finance Document by the Parties;

1.2.26	“Financial Indebtedness” includes any obligation for the payment or repayment of money, whether actual or contingent, present or future, secured or unsecured, and whether incurred as principal or surety or otherwise;

1.2.27	“Financial Statements” means the consolidated audited financial statements of the Borrower in respect of the 12 (twelve) month period ended 30 June 2006 and for the 6 (six) month period ended 31 December 2006;

1.2.28	“Financial Year” means the financial year of the Borrower ending on last day in June in each year;

1.2.29	“Form 20F” means the Form 20F for the Financial Year ended 30 June 2006, lodged by or on behalf of the Borrower with the Securities Exchange Commission of the United States of America during October 2006;

1.2.30	“Harmony Note Issue” means the Senior Unsecured Fixed Rate Notes to be issued by the Borrower for an aggregate issue price of approximately USD400,000,000 (four hundred million United States Dollars) on or about July 2007;

1.2.31	“Hidden Valley Mine Project” means the development of the Hidden Valley Mine in Papua New Guinea;

1.2.32	“GAAP” means Statements of Generally Accepted Accounting Practice in effect from time to time in South Africa, developed by the South African Institute of Chartered Accountants and as approved by the Accounting Practices Board;

1.2.33	“IFRS” means, if applicable, the International Financial Reporting Standard as applied by the Borrower from time to time;

1.2.34	“Increased Costs” means any and all reasonable additional or increased costs that the Lender incurs in terms of this Agreement from whatsoever cause arising, over and above the costs anticipated at the Signature Date (but excluding any costs that arise as a result of the gross negligence of the Lender), all as more fully contemplated in clause 18.1 below;

1.2.35	“Insolvency Act” means the Insolvency Act, 1936;

1.2.36	“Initial Interest Period” means the period commencing on the Advance Date and ending on the Repayment Date;

1.2.37	“Initial Interest Rate” means the sum of the SAFEX Overnight Rate plus the Initial Margin;

1.2.38	“Initial Margin” means 240 (two hundred and forty) basis points nacm inclusive of treasury and mandatory statutory costs;

1.2.39	“Interest” means interest, calculated at the Initial Interest Rate or the Extended Period Interest Rate, as the case may be, on the amount of the Bridge Loan Facility outstanding from time to time as detailed in clause 6;

1.2.40	“Interest Reset Date” means each day during the Initial Interest Period and, where applicable, each day during the Extended Interest Period;

1.2.41	“Interest Rate” means the Initial Interest Rate or the Extended Period Interest Rate, as applicable;

1.2.42	“Law” means the common law and statutory law applicable in South Africa, including (to the extent it has the force of law) any present or future constitution, decree, judgement, legislation, measure, requirement, order, ordinance, regulation, statute, treaty, directive, rule, guideline, practice, concession, or request issued by any relevant authority, governmental body, agency or department or any central bank or other fiscal, monetary, regulatory or other statutory authority or agency;

1.2.43	“Lender” means FirstRand Bank Limited, Registration No. 1929/001225/06, acting through its Rand Merchant Bank division, a registered bank and a public company with limited liability duly incorporated in South Africa;

1.2.44	“Material Adverse Effect” means a material change in the circumstances existing as at the Signature Date which has or, in the Lender’s reasonable opinion, may have a material adverse effect on -

1.2.44.1	the business or financial condition of the Borrower which affects materially and adversely the ability of the Borrower to perform its obligations to the Lender in terms of the Finance Documents; or

1.2.44.2	the validity or enforceability of the Finance Documents against the Borrower or the rights or remedies of the Lender against any party under the Finance Documents;

1.2.45	“nacm” means nominal annual compounded monthly;

1.2.46	“Parties” means the parties to this Agreement;

1.2.47	“Permitted Acquisitions and Disposals” means -

1.2.47.1	the disposal of assets of the Borrower or the acquisition of assets by the Borrower in the ordinary course of business of the Borrower;

1.2.47.2	the disposal by the Borrower of all of the issued ordinary shares in the share capital of African Rainbow Minerals Gold Limited to Pamodzi Gold Limited;

1.2.47.3	any other acquisitions or disposals outside the ordinary course of business of the Borrower which may be agreed to by the Lender in writing;

1.2.48	“Permitted Encumbrance” means -

1.2.48.1	Encumbrances existing as at the Signature Date as more fully set out in the Financial Statements and/or Form 20F; and

1.2.48.2	Encumbrances created with the prior written consent of the Lender;

1.2.49	“Permitted Indebtedness” means -

1.2.49.1	indebtedness incurred by the Borrower under and in accordance with the Existing Debt Facilities;

1.2.49.2	indebtedness incurred by the Borrower and which is utilised to settle in full the Facility Outstandings; and

1.2.49.3	indebtedness approved by the Lender in writing prior to the Borrower incurring such indebtedness;

1.2.50	“Potential Event of Default” means any event or circumstance which, with the giving of notice, lapse of time or fulfilment of any other condition, would be or constitute an Event of Default;

1.2.51	“Prepayment Advice” means a prepayment advice as contemplated in clause 14.1.1;

1.2.52	“Prime Rate” means the publicly quoted rate (percent, per annum) from time to time charged by the Lender for similar amounts on unsecured overdraft to its prime customers in good standing in the private sector, as certified by any manager of that bank whose appointment and designation it will not be necessary to prove, calculated on a daily basis and compounded monthly in arrear;

1.2.53	“rands” means the currency of South Africa;

1.2.54	“Reduced Cost Benefit” means any reduction in the cost to the Lender of making or maintaining the Bridge Loan Facility as contemplated in clause 18.2;

1.2.55	“Repayment Date ” means the date for repayment of Facility Outstandings, which date shall be 31 July 2007;

1.2.56	“SAFEX” means SAFEX Financial Derivatives, a division of the JSE Limited;

1.2.57	“SAFEX Overnight Rate” means, in respect of each Interest Reset Date, the overnight deposit rate published by SAFEX (or its successor-in-title) opposite the caption ‘Overnight Dep Rate’ on the SAFEY page on Reuters at 11h00 on that date;

1.2.58	“Shareholders” means shareholders in the Borrower from time to time;

1.2.59	“Signature Date” means the date of signature of this Agreement by the Party last signing;

1.2.60	“South Africa” means the Republic of South Africa;

1.2.61	“Taxes” means all taxes, charges, imposts, levies, deductions, withholdings or fees of any kind whatsoever, or any amount payable on account of or as security for any of the aforegoing on whomsoever imposed, levied, collected, withheld or assessed by any monetary or fiscal authority, together with any penalties, additions, fines, surcharges or interest relating thereto, and the words “Tax” and “Taxation” shall be construed accordingly;

1.2.62	“Term” means the period calculated with effect from the Advance Date to the date on which the Facility Outstandings have been repaid in full;

1.2.63	“United States Dollar/s” or “USD” means the lawful currency of the United States of America; and

1.2.64	“VAT” means value-added-tax levied in terms of the Value-Added Tax Act, 1991.

1.3	Any substantive provision, conferring rights or imposing obligations on a Party and appearing in any of the definitions in this clause 1 or elsewhere in this Agreement, shall be given effect to as if it were a substantive provision in the body of the Agreement.
1.4	Words and expressions defined in any clause shall, unless the application of any such word or expression is specifically limited to that clause, bear the meaning assigned to such word or expression throughout this Agreement.

1.5	Subject to the provisions of clauses 1.8 and 1.20, defined terms appearing in this Agreement in title case shall be given their meaning as defined, while the same terms appearing in lower case shall be interpreted in accordance with their plain English meaning.

1.6	The terms “holding company” and “subsidiary” shall bear the meanings assigned to them under the Companies Act.

1.7	A reference to any statutory enactment shall be construed as a reference to that enactment as at the Signature Date and as amended or substituted from time to time.

1.8	Reference to “days” shall be construed as calendar days unless qualified by the word “business”, in which instance a “business day” shall be any day other than a Saturday, Sunday or public holiday as gazetted by the government of the Republic of South Africa from time to time. Any reference to “business hours” shall be construed as being the hours between 08h30 (eight hours and thirty minutes) and 17h00 (seventeen hours) on any business day. Any reference to time shall be based upon South African Standard Time.

1.9	Unless specifically otherwise provided, any number of days prescribed shall be determined by including the first and excluding the last day.

1.10	In the event that the day for payment of any amount due in terms of this Agreement should fall on a day which is not a business day, the relevant day for payment shall be the preceding business day.

1.11	In the event that the day for performance of any obligation to be performed in terms of this Agreement should fall on a day which is not a business day, the relevant day for performance shall be the subsequent business day.

1.12	Any reference in this Agreement to this Agreement or any other agreement or document shall be construed as a reference to this Agreement or, as the case may be, such other agreement or document as same may have been, or may from time to time be, amended, varied, novated or supplemented.

1.13	Save as specifically otherwise provided herein, no provision of this Agreement constitutes a stipulation for the benefit of any person who is not a Party to this Agreement.

1.14	Where figures are referred to in numerals and in words, and there is any conflict between the two, the words shall prevail, unless the context indicates a contrary intention.

1.15	No provision herein shall be construed against or interpreted to the disadvantage of a Party by reason of such Party having or being deemed to have structured, drafted or introduced such provision.

1.16	The expiration or termination of this Agreement shall not affect such of the provisions of this Agreement as expressly provide that they will operate after any such expiration or termination or which of necessity must continue to have effect after such expiration or termination, notwithstanding that the clauses themselves do not expressly provide for this.

1.17	This Agreement shall be binding on and enforceable by the estates, heirs, executors, administrators, trustees, permitted assigns or liquidators of the

Parties as fully and effectually as if they had signed this Agreement in the first instance and reference to any Party shall be deemed to include such Party’s estate, heirs, executors, administrators, trustees, permitted assigns or liquidators, as the case may be.
1.18	The use of any expression in this Agreement covering a process available under South African law such as winding-up shall, if any of the Parties is subject to the law of any other jurisdiction, be construed as including any equivalent or analogous proceedings under the law of such other jurisdiction.

1.19	The words “include” and “including” mean “include without limitation” and “including without limitation”. The use of the words “include” and “including” followed by a specific example or examples shall not be construed as limiting the meaning of the general wording preceding it. The application of the eiusdem generis rule is therefore excluded.

1.20	Save as specifically otherwise provided, in this Agreement the words “clause” or “clauses” refer to clauses of this Agreement.

2	INTRODUCTION

2.1	The Borrower has requested the Lender to provide the Bridge Loan Facility and the Lender has agreed to provide the Bridge Loan Facility to the Borrower for the Facility Purpose, subject to the terms and conditions set out in this Agreement and the applicable terms and conditions contained in the remaining Finance Documents.

2.2	The Parties wish to record in writing their agreement in respect of the above.

3	ADVANCE CONDITIONS

3.1	Notwithstanding anything to the contrary contained in this Agreement, the Lender shall not be obliged to make any Advance to the Borrower under the Bridge Loan Facility unless the following Advance Conditions have been fulfilled or, if applicable, waived or deferred by the Lender pursuant to clause 3.2 -

3.1.1	the Lender receiving certified copies of resolutions of the board of directors of the Borrower (in a form and substance acceptable to the Lender) -

3.1.1.1	approving the entering into of the Finance Documents;

3.1.1.2	authorising a specified person or persons to execute and implement the Finance Documents;

3.1.2	the following documents have been delivered by the Borrower to the Lender in certified copy form -

3.1.2.1	the Memorandum and Articles of Association;

3.1.2.2	Certificate of Incorporation;

3.1.2.3	Certificate to Commence Business; and

3.1.2.4	Certificate of Change of Name (to the extent applicable), of the Borrower;

3.1.3	the Lender has received the audited consolidated Financial Statements of the Borrower;

3.1.4	the Lender receiving a certificate by a director or the company secretary of the Borrower (in form and substance acceptable to the Lender) -

3.1.4.1	confirming that the entering into and implementation of the Finance Documents by the Borrower would not cause any borrowing limit binding on it to be exceeded;

3.1.4.2	certifying that each document delivered under this clause 3.1 is a true copy of the original, correct, complete and in full force and effect as at the Signature Date; and

3.1.4.3	certifying that no Event of Default or Potential Event of Default has occurred; and

3.1.5	the transactions contemplated in this Agreement as well as the terms and conditions hereof being approved in writing by the Lender’s credit committee; and

3.1.6	the Lender having received all documentation which is required in relation to the Borrower in order to enable it to comply with the requirements of the Financial Intelligence Centre Act, 2001.

3.2	The Advance Conditions have been inserted for the benefit of the Lender who will be entitled, by written notice to the Borrower, to waive or defer fulfilment of one or more of the said conditions, in the Lender’s sole and absolute discretion. To the extent that the Lender -

3.2.1	defers fulfilment, those Advance Conditions shall be fulfilled by the deferred due date; or

3.2.2	waives fulfilment, those Advance Conditions will be deemed to have been fulfilled.

3.3	Each of the Parties will use commercially reasonable endeavours and the Parties will co-operate in good faith to procure the fulfilment of the Advance

Conditions as soon as reasonably possible after the Signature Date but in any event not later than the Advance Date.
3.4	If the Advance Conditions are not fulfilled, deferred and/or waived by not later than the date referred to in clause 3.3, this Agreement may be cancelled in the sole and absolute discretion of the Lender and the Bridge Loan Facility shall thereafter no longer be available to be made to the Borrower, without prejudice to any claim for fees, costs or wasted expenditure incurred or owing to the Lender in terms of clause 30 and any losses or damages suffered by the Lender or the Borrower pursuant to a breach of the provisions of clause 3.3. Without limiting clause 3.3, the Lender shall however, by means of a written notification to the Borrower, be entitled to extend the period for fulfilment (or waiver) of the Advance Conditions.

4	BRIDGE LOAN FACILITY

4.1	Subject to the terms and conditions of this Agreement, the Lender agrees to make available to the Borrower, the Bridge Loan Facility which will be released and drawn down by way of a single cash advance in accordance with the provisions of this Agreement.

4.2	Any amount advanced in terms of the Bridge Loan Facility will be deposited into the Designated Account.

5	DRAWDOWN

5.1	Subject to the fulfilment or waiver of the Advance Conditions in clause 3 and to the provisions of clause 4, and subject to there being no Event of Default or Potential Event of Default, the Lender shall advance the Capital Amount to the Borrower in one lump sum on the Advance Date.

5.2	Notwithstanding anything to the contrary contained herein, the Lender shall not be obliged to make any Advance to the Borrower to the extent that the making of such Advance would result in the Capital Amount being exceeded.

6	INTEREST

6.1	Interest will, during the Initial Interest Period, be levied and be payable by the Borrower in respect of the Bridge Loan Facility at the Initial Interest Rate provided that all Interest payable pursuant to this clause 6, shall -

6.1.1	accrue and be calculated on a daily basis;

6.1.2	be compounded monthly in arrears;

6.1.3	be payable simultaneously with the repayment of the Capital Amount; and

6.1.4	be calculated on the basis of the actual number of days elapsed divided by a 365 (three hundred and sixty five) day year, whether or not the year is a leap year.

6.2	The Borrower acknowledges that the amounts payable by the Borrower in respect of Interest will be a function of the Interest Rate and may change with variations to the Interest Rate from time to time.

6.3	This entire clause 6 is subject to the provisions of clauses 9.3 and 13.2.4.

7	REPAYMENT OF BRIDGE LOAN AND PAYMENT OF INTEREST
Subject to the provisions of clause 8, the Facility Outstandings will be repaid by the Borrower to the Lender in full on the Repayment Date.

8	EXTENSION OF REPAYMENT DATE

8.1	The Borrower shall, by way of a written Extension Notice (in form and substance substantially similar to that contained in annexe “A” hereto) delivered to the Lender not less than 5 (five) business days before the Repayment Date, be entitled to extend repayment of the Bridge Loan Facility such that the Facility Outstandings will be repaid by the Borrower in full on the Extended Repayment Date and not the Repayment Date.

8.2	Interest will, during the Extended Interest Period, be levied and be payable by the Borrower in respect of the Bridge Loan Facility at the Extended Period Interest Rate provided that all Interest payable pursuant to this clause 8.2, shall -

8.2.1	accrue and be calculated on a daily basis;

8.2.2	be compounded monthly in arrears;

8.2.3	be payable simultaneously with the repayment of the Capital Amount; and

8.2.4	be calculated on the basis of the actual number of days elapsed divided by a 365 (three hundred and sixty five) day year, whether or not the year is a leap year.

8.3	If the Borrower exercises its right to extend the date for repayment of the Facility Outstandings as contemplated in clause 8.1, the Facility Outstandings will be repaid by the Borrower to the Lender in full on the Extended Repayment Date.
9	ALL PAYMENTS

9.1	Subject to the provisions of this Agreement, all payments to be made by the Borrower to the Lender in terms of this Agreement shall be made in rands,

free of exchange, any other costs, charges or expenses and without any deduction, set-off or counterclaim whatsoever in accordance with the Lender’s written payment instructions from time to time.

9.2	All payments hereunder shall be appropriated in the first instance to the payment of any costs, charges or expenses, thereafter to Interest then due and payable, and thereafter in reduction of the amounts outstanding under the Bridge Loan Facility.

9.3	Without prejudice to the Lender’s right to demand payment of principal or Interest promptly on the due dates thereof in terms of this Agreement, the Borrower shall immediately upon demand by the Lender, pay Default Interest on any amount of principal or Interest unpaid on due date in terms of this Agreement.
10	REPRESENTATIONS AND WARRANTIES

10.1	Each warranty and representation set out in this Agreement shall be a separate warranty and representation and shall (except as otherwise expressly stated in this Agreement) in no way be limited or restricted by reference to or inference from the terms of any other warranty or representation.

10.2	The representations and warranties set out below shall be deemed to be given on the Signature Date, the Advance Date and on each day during the Term. Insofar as any of the warranties is promissory or relates to a future event, they shall be deemed to have been given as at the due date for fulfilment of the promise or for the happening of the event, as the case may be. When a representation or warranty is repeated it is applied to the circumstances existing at the time of repetition.

10.3	The Borrower represents and warrants to the Lender that -

10.3.1	it is a limited liability public company duly registered in accordance with the laws of South Africa and has been incorporated and possesses the capacity to sue or be sued in its own name and has the power to carry on its business as it is now being conducted;

10.3.2	it has the power to own its assets and has, or will have at the time at which those assets are necessary to carry on its business, good, unencumbered title of ownership to and all other appropriate rights, licences, authorisations or consents required to use the assets necessary to carry on its business;

10.3.3	it has the power to enter into and perform the Finance Documents to which it is a party and it has taken all necessary action to authorise the entry into of this Agreement and the performance of the transactions contemplated thereby;

10.3.4	the Finance Documents constitute the legal, valid and binding obligations of the Borrower and are enforceable against the Borrower in accordance with their terms;

10.3.5	the entry into and performance by it of the Finance Documents and the transactions contemplated therein do not -

10.3.5.1	conflict with any Law to which it is subject;

10.3.5.2	conflict with its constitutional documents and/or its Memorandum and Articles of Association; or

10.3.5.3	conflict with any agreement or document to which it is a party or which is binding upon it or any of its assets;

10.3.6	no Event of Default or Potential Event of Default is outstanding or will result from the execution of, or the performance of any transaction contemplated by the Finance Documents;

10.3.7	no Material Adverse Effect has occurred in respect of the Borrower;

10.3.8	it has not committed an act of insolvency as defined in the Insolvency Act, no corporate action or any other steps have been taken, and no proceedings have been instituted against it for its winding-up, liquidation, judicial management, dissolution, administration or reorganisation or for the appointment of an administrator, liquidator, judicial manager or similar officer and no such steps or proceedings have, since the Signature Date hereof, been taken that have not been disclosed to the Lender within 3 (three) business days of the Borrower becoming aware thereof;

10.3.9	its assets, fairly valued, exceed its liabilities;

10.3.10	it has obtained and is in compliance with all such material licences, consents, permits, approvals and other authorities as are prescribed by Law for the conduct of its business in each jurisdiction in which the business is conducted, and the Borrower is not aware of any fact or circumstance which may result in the cancellation, withdrawal or non-renewal of any of them;

10.3.11	other than as set out in the Financial Statements and/or the Form 20F or as otherwise disclosed to the Lender in writing as at the Signature Date (if at all), there exists no Encumbrance and/or security over any of the major assets of the Borrower and it is under no obligation (other than pursuant to the Finance Documents) to create any such encumbrance;

10.3.12	save for the information contained in Form 20F, there is no further information of whatsoever nature or kind in the possession of the Borrower that has not been disclosed to the Lender, which would have been material in the decision of the Lender to enter into this Agreement;

10.3.13	the Financial Statements have been prepared in accordance with GAAP or IFRS, as applicable, consistently applied and fairly represent its financial condition as at the date to which they were drawn up, except as disclosed to the contrary in those Financial Statements; and

10.3.14	under the laws of South Africa, only those creditors whose claims are preferred solely by statute or by operation of law will rank in priority to the claims of the Lender against the Borrower under the Finance Documents.
11	POSITIVE UNDERTAKINGS

11.1	The undertakings in clause 11.2 shall remain in full force and effect from the Signature Date and the Borrower shall comply with each such undertaking for so long as any amount remains outstanding under this Agreement.

11.2	The Borrower shall -

11.2.1	procure, maintain and comply with all authorisations, consents and approvals necessary in terms of this Agreement, the Finance Documents or approval from a legislative point of view, for the duration of this Agreement;

11.2.2	procure, maintain and comply with all Laws and registration obligations applicable to its business operations for the duration of this Agreement to the extent that non-compliance with such Laws and/or obligations would result in a Material Adverse Effect;

11.2.3	promptly notify the Lender in writing, of any material litigation and other material matters;

11.2.4	forthwith upon becoming aware of the occurrence thereof, notify the Lender of -

11.2.4.1	any Event of Default or Potential Event of Default;

11.2.4.2	any attachment or attempted attachment of any of its material assets;

11.2.4.3	the happening of any event which may reasonably be anticipated will result in a Material Adverse Effect;

11.2.4.4	details of all facts or circumstances of which the Borrower becomes aware which have or are likely to have the effect that any of the Finance Documents will no longer be valid and of full force and effect;

11.2.5	procure that any and all proceeds received by the Borrower, or to which the Borrower becomes entitled, under and in terms of the Harmony Bond Issue shall forthwith be applied to reduce the Borrower’s indebtedness to the Lender under this Agreement and for no other purpose whatsoever until the Facility Outstandings have been repaid in full;

11.2.6	perform all its obligations under the Finance Documents in accordance with their respective terms;

11.2.7	duly file all tax returns containing information required by law to be contained therein;

11.2.8	pay all Taxes which are due and payable by it by the due date therefor and will pay any additional Taxes (and any penalties relating thereto) subsequently assessed by the relevant Taxation authorities (save to the extent that payment of the same is being contested in good faith);

11.2.9	timeously settle in full all its liabilities as and when they fall due for payment; and

11.2.10	ensure that no dividends or distributions are paid by it in the event of a Potential Event of Default or an Event of Default.
12	NEGATIVE UNDERTAKINGS

12.1	The undertakings in clause 12.2 below shall remain in full force and effect from the Signature Date, and the Borrower shall comply with each such undertaking for the duration of the Term.

12.2	The Borrower shall not, save with the prior written consent of the Lender, which consent will not be unreasonably withheld or delayed, for so long as any amounts remain outstanding under the Bridge Loan Facility -

12.2.1	permit any material change in the nature of the Borrower’s business;

12.2.2	undertake any additional business that is materially different in nature to its business as at the Signature Date hereof or cease to carry on its business in a normal and regular manner or cease to conduct or abandon or suspend any material part of its business;

12.2.3	amend, vary or terminate any Finance Document, or do anything, which might reasonably prejudice or actually prejudices the Borrower’s ability to repay the Bridge Loan Facility and Interest thereon;

12.2.4	create or permit to subsist any Encumbrance on the whole or any part of its present or future assets and income streams other than in terms of a Permitted Encumbrance;

12.2.5	enter into any agreement, arrangement or contract with any entity unless such agreement, arrangement or contract is entered into on an arms length basis and in the normal course of business;

12.2.6	make any distribution to any of its Shareholders or incur any obligation to do so, whether by the declaration or payment of any dividends or the reduction of any share capital or share premium, or any other distribution or the acquisition or redemption of its own shares or by any other means, or discharge, whether by payment, set-off or any other mode of discharge, the whole or any part of any loans made to it by any of its Shareholders, or pay any interest on any amount owed by it to any of its Shareholders, at any time during which an Event of Default or Potential Event of Default has occurred and is continuing or where such distribution, acquisition, discharge or payment constitutes or would result in an Event of Default or Potential Event of Default;

12.2.7	make any loans or make any other form of credit available to any other person other than -

12.2.7.1	loans granted to Affiliates of the Borrower, provided that the capital amount of any such loan, when aggregated with the outstanding capital amounts of all other loans advanced by the Borrower to its Affiliates, does not exceed R50,000,000 (fifty million rand);

12.2.7.2	trade credit given in the ordinary course of the Borrower’s business;

12.2.8	incur any Financial Indebtedness other than Permitted Indebtedness; and

12.2.9	make any acquisition or disposal of assets other than Permitted Acquisitions and Disposals.
13	DEFAULT

13.1	Each of the following events shall constitute an Event of Default (whether or not caused by any reason whatsoever outside the control of the Borrower, except to the extent it is caused by the Lender) -

13.1.1	if the Borrower-

13.1.1.1	fails to pay any amount/s in terms of this Agreement on the due date for payment thereof;

13.1.1.2	fails to repay the Facility Outstandings in full by the Extended Repayment Date, if applicable;

13.1.1.3	breaches any of the provisions of this Agreement (other than as contemplated in clause 13.1.1.1) and fails to rectify same within 10 (ten) business days of notice in writing from the Lender calling upon it to do so;

13.1.1.4	fails to pay any Financial Indebtedness in excess of R1,000,000.00 (one million rand) when due and any such failure continues for more than any applicable period of grace, if any, or any such Financial Indebtedness becomes prematurely due and payable or is placed on demand, or any creditor of the Borrower becomes entitled to declare any such Financial Indebtedness prematurely due and payable or to place it on demand or to realise or claim under any Encumbrance in respect of such Financial Indebtedness;

13.1.1.5	commits an act which is or would (if committed by a natural person) be an act of insolvency within the meaning of section 8 of the Insolvency Act or section 344 of the Companies Act;

13.1.1.6	is, or is deemed for the purposes of any Law, to be unable to pay its debts as they fall due or admits in writing its inability to pay its debts as they fall due;

13.1.1.7	allows any judgment against it in an amount exceeding R1,000,000.00 (one million rand) to remain unsatisfied for a period of

14 (fourteen) days of it being given, or the Borrower fails to take steps for its rescission or to note an appeal within that time;

13.1.1.8	takes any procedural step (including petition, proposal or convening a meeting) with a view to compromising or compromises or attempts to compromise with, or defer payment of any debt owing by the Borrower to, any of its creditors;

13.1.1.9	convenes a meeting for the purpose of considering any resolution for (or to petition for) its winding-up or for its administration or any such resolution is passed;

13.1.1.10	is provisionally or finally liquidated, removed from the register of companies or placed under judicial management, or takes any steps for its voluntary winding-up;

13.1.2	any third party takes any action, steps or proceedings (excluding frivolous or vexatious actions, steps or proceedings) against the Borrower -

13.1.2.1	for compulsory, provisional or final sequestration, winding-up, liquidation, compromise, administration order, curatorship, judicial management, dissolution, or administration;

13.1.2.2	for the appointment of a receiver, administrator, trustee, liquidator, judicial manager or similar officer or of any or all of the Borrower’s assets or revenues;

13.1.3	if the auditors of the Borrower qualify the Financial Statements in any material respect;

13.1.4	a representation, warranty or statement made or repeated in or in connection with the Finance Documents or in any document delivered by or on behalf of the Borrower under or in connection with the Finance Documents is incorrect in any material respect, when made or repeated;

13.1.5	if any material permit, approval, consent or license necessary for the continued business operations of the Borrower is permanently withdrawn, revoked or cancelled and such withdrawal, revocation or cancellation has or is reasonably likely to have a Material Adverse Effect;

13.1.6	any material part of the Borrower’s undertakings, rights, revenues or assets is seized, nationalised, expropriated, requisitioned or acquired, where such seizure, nationalisation, expropriation, requisition or acquisition has or is reasonably likely to have a Material Adverse Effect;

13.1.7	any event or series of events occurs which has or is reasonably likely to have a Material Adverse Effect;

13.1.8	it becomes unlawful for the Borrower to perform its obligations under the Finance Documents or the Finance Documents cease to be effective in accordance with their terms or the Borrower repudiates under the Finance Documents or evidences an intention to repudiate such Finance Document.

13.2	Forthwith upon the occurrence of an Event of Default and at any time thereafter, if such event continues, the Lender shall, upon expiry of any applicable notice or grace period, be entitled (but not obliged), without prejudice to any other rights which the Lender may have, by notice to the Borrower to -

13.2.1	declare that all (or certain specified) obligations of the Lender in terms of this Agreement shall be cancelled forthwith, whereupon the same shall be so cancelled; and/or

13.2.2	declare all amounts outstanding under this Agreement to be immediately due and payable, irrespective of any terms or conditions otherwise applicable, whereupon the Borrower shall forthwith repay same; and/or

13.2.3	exercise all or any of its rights in terms of all or any security held by it in respect of the Borrower’s obligations; and/or

13.2.4	charge Default Interest in terms of clause 9.3; and/or

13.2.5	claim payment of such direct damages in terms hereof or at common law including, costs and other amounts incurred in consequence of such Event of Default in terms of this Agreement.

13.3	The Borrower will be liable for, and shall pay upon demand, all reasonable out-of-pocket expenses, including (without limitation) legal expenses (including costs on the de facto scale as between attorney-and-client), charges and disbursements, incurred by the Lender in recovering any amount owed to it by the Borrower or otherwise enforcing its rights in terms of this Agreement.
14	VOLUNTARY PRE-PAYMENT

14.1	The Borrower shall be entitled to voluntarily prepay the Facility Outstandings, at any time for the duration of this Agreement, provided the Borrower gives the Lender 5 (five) business day’s prior written notice, subject to the following terms and conditions -

14.1.1	any notice of prepayment shall be substantially in accordance with the Prepayment Advice attached hereto as annexe “B”;

14.1.2	such notice, once given, shall be irrevocable; and

14.1.3	any pre-payment that is not equal to the whole of such Facility Outstandings shall be in an amount equal to R50,000,000.00 (fifty million rand) or any multiple thereof.

14.2	Any pre-payment made by the Borrower in terms of this clause 14, shall not be subject to the payment of any breakage costs.

14.3	Any amount pre-paid in accordance with the provisions of this clause 14 may not be redrawn.

15	RIGHT OF FIRST REFUSAL

15.1	The Borrower hereby grants the Lender the right of first refusal, in the event that the Borrower wishes to enter into any cross-currency hedging transaction in respect of the Harmony Note Issue, to match the structuring, pricing, terms and/or conditions of any such hedging transaction.

15.2	The Borrower’s offer to the Lender shall -

15.2.1	be in writing and be delivered to the Lender at its domicilium address set out in clause 25 below;

15.2.2	be irrevocable and shall remain open for acceptance by the Lender for a period of 10 (ten) business days after receipt thereof.
16	PROOF OF INDEBTEDNESS

A certificate under the hand of any director or manager of the Lender (whose appointment as such it shall not be necessary to prove), shall (in the absence of manifest error) constitute prima facie proof of any amount (whether capital or Interest or other) payable by the Borrower to the Lender in terms hereof and the fact that the same is due and payable for all purposes and shall be sufficient proof of the contents thereof for the purposes of provisional sentence or summary judgement against the Borrower in any competent court and be treated as a liquid document for such purpose.

17	FEES

17.1	The Borrower shall pay to the Lender a non-refundable Arranging Fee equal to 0.25% (zero point two five percent) of the Capital Amount plus VAT (if applicable). The said fee will be due on the Signature Date and payable by the Borrower to the Lender in full on the Advance Date.

17.2	In the event that the Arranging Fee remains unpaid on the Advance Date, such amount will be disbursed to the Lender from to the Bridge Loan Facility and shall be deemed to have been advanced to the Borrower by the Lender on the Advance Date but withheld from the Advance in settlement of the said fee.
18	CHANGE IN CIRCUMSTANCES

18.1	If by reason of -

18.1.1	any Change in Law; or

18.1.2	any change in banking practice required by any monetary or fiscal authority, applicable to the Lender, which is generally complied with by banks in South Africa; or

18.1.3	a requirement or a request (which is generally complied with by banks in South Africa) by any statutory or monetary authority, to pay Taxes or other amounts whatsoever or to maintain special deposits or reserve assets;

the-

18.1.4	cost to the Lender of making or maintaining the Bridge Loan Facility is increased or any amounts received or receivable by the Lender under this Agreement is reduced; or

18.1.5	Lender’s rate of return on its capital is reduced by reason only of a change in the manner in which it is required to allocate capital resources to its obligations under this Bridge Loan Facility; or

18.1.6	Lender is required to make a payment or forego the return on or calculated by reference to any amount received or receivable by it under this Bridge Loan Facility,

then, within 30 (thirty) days of a written demand by the Lender, the Borrower shall pay to the Lender an additional amount as is sufficient to compensate the Lender for such increased cost or reduction, payment or foregone return.

18.2	If by reason of -

18.2.1	any Change in Law; or

18.2.2	any change in banking practice required by any monetary or fiscal authority, which is binding on the Lender,

the cost to the Lender of making or maintaining the Bridge Loan Facility is reduced, then, the Lender shall -

18.2.3	forthwith after the payment in full of the Facility Outstandings, remit the after tax amount of such Reduced Cost Benefit to the Borrower, together with an after tax amount equal to the interest that would have accrued thereon had such amount been placed on cash deposit with the principal bankers of the Lender from the date that the Reduced Cost Benefit was enjoyed to the date of such payment to the Borrower; or

18.2.4	at the election of the Lender, if the Borrower has not effected payment of the whole of the Facility Outstandings to the Lender, be entitled to set off the after tax amount of such Reduced Cost Benefit against the amount of the Facility Outstandings owing by the Borrower to it at that time, and remit any after tax amount of such Reduced Cost Benefit remaining after such set off to the Borrower, together with an after tax amount equal to the interest that would have accrued on such remaining amount had such remaining amount been placed on cash deposit with the principal bankers of the Lender from the date that the Reduced Cost Benefit was enjoyed to the date of such payment to the Lender.

18.3	The Lender shall deliver a certificate setting out of the amount of such Increased Costs incurred by or Reduced Cost Benefit accruing to the Lender to the Borrower. The aforesaid certificate shall be executed by any manager of the Lender (whose authority and appointment need not be proved) and shall, in the absence of manifest error, be prima facie proof of the amount of the Increased Costs or the Reduced Cost Benefit, as the case may be, set out therein, in accordance with the provisions of clause 14, mutatis mutandis.
19	GROSS UP

Save where otherwise specifically provided herein, all payments by the Borrower under this Agreement shall be made in rands and free and clear of any Taxes, except to the extent that the Borrower is required by Law to make payment subject thereto. If any Tax or amount in respect thereof must be deducted, or any other deductions must be made from any amounts payable or paid by the Borrower under this Agreement, the Borrower shall pay such additional amounts as may be necessary to ensure that the Lender receives a net amount equal to the full amount which it would have received had payment not been made subject to such Tax or other deduction.

20	TAX INDEMNITY

20.1	Subject to the provisions of clause 20.2, the Borrower hereby indemnifies the Lender against any direct loss or liability which, in the reasonable discretion of the Lender (as evidenced by the auditors for the time being of the Lender), will be suffered or has been suffered for or on account of the application of Taxes in relation to any payment received or receivable (or any payment deemed to be received or receivable) under the Finance Documents.

20.2	Clause 20.1 does not apply to any Taxes assessed on the Lender under Law, if those Taxes are imposed on or calculated by reference to the net income, profits or gains actually received by or accrued to the Lender. However, any payment deemed to be received or receivable, including any amount treated as income but not actually received by the Lender (such as an amount deducted or withheld for or on account of tax) will not be treated as net income received or receivable for this purpose.

20.3	Notwithstanding the provisions of this clause if any Tax or amounts in respect of any Tax (other than income tax or capital gains tax) must be deducted, or any withholdings or other deductions must be made from any amounts payable or paid by the Borrower under the Bridge Loan Facility, the Borrower, shall pay such additional amounts as may be necessary to ensure that the Lender receives a net amount equal to the full amount which it would have received had payment not been made subject to Tax or other withholding or deduction.

21	ILLEGALITY

If at any time after the Signature Date it is or becomes unlawful in any jurisdiction, or contrary to any lawful and binding request from or requirement of the South African Reserve Bank or other South African governmental department or authority, for the Lender to perform any of its obligations under this Agreement, then the Lender shall promptly after becoming aware of the same notify the Borrower by way of a certificate signed by a director or manager of the Lender (or a person of an equivalent or higher level of authority), whose appointment or designation it will not be necessary to prove, to that effect and if the Lender so requires, the Borrower shall by not later than such date as the Lender shall have specified (such date not being earlier than 3 (three) months after the date of such certificate or such shorter period as may be required by law) repay the relevant part of Bridge Loan Facility advanced to the Borrower by the Lender in full together with any and all other amounts then due to the Lender under or in terms of this Agreement.

22	AUTOMATIC RIGHT OF SET-OFF

All payments made by the Borrower under this Agreement must be made without set-off or counterclaim.

23	RENUNCIATION OF BENEFITS

All the benefits from the legal exceptions of excussion, division, no value received, no cause of debt, error in calculation and revision of accounts are expressly renounced by the Borrower. The Borrower acknowledges that it is fully acquainted with the meaning and effect of such renunciations.

24	BENEFIT OF THE AGREEMENT

This Agreement will be also for the benefit of and be binding upon the successors in title and permitted assigns of the Parties or any of them.

25	NOTICES AND DOMICILIA

25.1	The Parties choose as their respective domicilia citandi et executandi for the purpose of legal proceedings and for the purposes of giving or sending any notice provided for or necessary in terms of this Agreement, the following addresses and telefax numbers for each of them -

Name	Physical Address	Telefax
RMB	1 Merchant Place Cnr Fredman Drive & Rivonia Road Sandton	+27 (0) 11 282 8328
Marked for the attention of: Barry Martin

Name	Physical Address	Telefax
Borrower	Block 27 Randfontein Ofice Park Cnr Main Reef and ward Avenue Randfontein	+27 (0) 11 684 0188
Marked for the attention of: The Company Secretary

25.2	provided that a Party may change its domicilium to any other physical address or telefax number within South Africa by written notice to the other Party.

25.3	All notices to be given in terms of this Agreement will be in writing and will -

25.3.1	if delivered by hand during business hours, be rebuttably presumed to have been received on the date of delivery. Any notice delivered after business hours or on a day which is not a business day will be rebuttably presumed to have been received on the following business day; and

25.3.2	if sent by telefax during business hours, be rebuttably presumed to have been received on the date of successful transmission of the telefax. Any telefax sent after business hours or on a day which is not a business day will rebuttably be presumed to have been received on the following business day.

25.4	Notwithstanding the above, any notice given in writing, and actually received by the Party to whom the notice is addressed, will be deemed to have been properly given and received, notwithstanding that such notice has not been given in accordance with the provisions of this clause 25.

26	SEVERABILITY

Each provision of this Agreement is severable from the other provisions. Should any provision be found by a Court of competent jurisdiction to be illegal, invalid or unenforceable for any reason, the Parties will consult with one another in good faith in order to agree, if possible, an alternative provision in accordance with the intent and tenor of this Agreement. The remaining provisions of this Agreement shall nevertheless remain binding and continue with full force and effect.

27	GENERAL

27.1	This Agreement constitutes the whole of the agreement between the Parties relating to the matters dealt with herein and, save to the extent otherwise provided herein, no undertaking, representation, term or condition relating to the subject matter of this Agreement not incorporated in this Agreement will be binding on either of the Parties.

27.2	No variation, addition, deletion, or agreed cancellation will be of any force or effect unless in writing and signed by or on behalf of the Parties. Failure or delay on the part of any of the Parties in exercising any right, power or privilege hereunder will not constitute or be deemed to be a waiver thereof, nor will any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

27.3	This Agreement may be executed in one or more counterparts, each of which will be deemed an original, and all of which together will constitute one and the same agreement as at the date of signature of the Party last signing one of the counterparts.

28	INDEPENDENT ADVICE

28.1	The Borrower acknowledges and agrees that it has not relied in any way upon any information and/or advice given by the Lender in the preparation, negotiation and/or implementation of this Agreement and that it has taken all reasonable actions to satisfy itself as to the consequences of entering into this Agreement.

28.2	The Borrower acknowledges that -

28.2.1	it has been free to secure independent legal and other advice as to the nature and effect of all the provisions of this Agreement and the other Finance Documents, and that it has either taken such independent legal and other advice or dispensed with the necessity of doing so; and

28.2.2	all of the provisions of this Agreement and the other Finance Documents, and the restrictions herein contained, are fair and reasonable in all the circumstances and are part of the overall intention of the Parties in connection with this Agreement and the other Finance Documents.

29	APPLICABLE LAW AND JURISDICTION

29.1	This Agreement will in all respects be governed by and construed under the laws of South Africa.

29.2	The Parties hereby consent and submit to the non-exclusive jurisdiction of the Witwatersrand Local Division of the High Court of the Republic of South Africa in any dispute arising from or in connection with this Agreement. The

Parties agree that any costs awarded will be recoverable in accordance with the High Court tariff, determined on an attorney-and-own-client scale.

30	COSTS

30.1	Save as may be otherwise provided herein, each of the Parties will bear and pay its own legal costs of or incidental to the negotiation, drafting, preparation and execution of this Agreement and any amendment thereof.

30.2	The Borrower agrees and undertakes to reimburse the Lender on demand with any and all reasonable costs and expenses (including legal costs on the de facto scale as between attorney-and-client) which the Lender may at any time incur in or about the exercise of any of its rights against the Borrower in terms of the Finance Documents, including collection commission, tracing fees, valuation charges, transport costs and other reasonable expenses in connection therewith.

30.3	If any amount payable to the Lender in terms of this Agreement is stated as being exclusive of VAT, then the Borrower will in addition to the stated amount pay any VAT thereon to the Lender, against delivery by the Lender to the Borrower of a valid tax invoice in respect thereof.

31	SIGNATURE

Signed on behalf of the Parties as set out below, each signatory hereto warranting that he or she has due authority to do so -

SIGNED at on 2007.
For and on behalf of FIRSTRAND BANK LIMITED (acting through its Rand Merchant Bank division)

Signature:

Name of Signatory:

Designation of Signatory:

Signature:

Name of Signatory:

Designation of Signatory:

SIGNED at on 2007.
For and on behalf of HARMONY GOLD MINING COMPANY LIMITED

Signature:

Name of Signatory:

Designation of Signatory:

Signature:

Name of Signatory:

Designation of Signatory:

ANNEXE “A”
EXTENSION NOTICE
From: [Borrower]
To: [Lender]
Dated: [•]
Dear Sirs
SENIOR BRIDGE LOAN FACILITY AGREEMENT DATED [•] 2007 (“SENIOR BRIDGE LOAN FACILITY AGREEMENT”)
We refer to the Senior Bridge Loan Facility Agreement.
Terms defined in the Senior Bridge Loan Facility Agreement have the same meaning in this Extension Notice.
Please be advised that, in accordance with the provisions of clause 8 of the Senior Bridge Loan Facility Agreement, we hereby exercise our right to extend the date for repayment of the Facility Outstandings to the Extended Repayment Date (i.e. 30 September 2007).
We hereby acknowledge that Interest will, during the Extended Interest Period, be calculated at the Extended Period Interest Rate in accordance with the provisions of clause 8.2 of the Senior Bridge Loan Facility Agreement.
This Extension Notice is irrevocable.
This Extension Notice is governed by the laws of South Africa.
Yours faithfully

Authorised Signatory for the Borrower

ANNEXE “B”
PREPAYMENT ADVICE
From: [Borrower]
To: [Lender]
Dated: [•]
Dear Sirs
SENIOR BRIDGE LOAN FACILITY AGREEMENT DATED [•] 2007 (“SENIOR BRIDGE LOAN FACILITY AGREEMENT”)
We refer to the Senior Bridge Loan Facility Agreement.
Terms defined in the Senior Bridge Loan Facility Agreement have the same meaning in this Prepayment Advice unless given a different meaning in this Prepayment Advice.
We hereby advise of a pre-payment under the Bridge Loan Facility on the following terms -

Proposed Pre-Payment Date:	[•] (or, if that is not a business day, the next business day)

Amount:	[•]
This Prepayment Advice is irrevocable.
This Prepayment Advice is governed by the laws of South Africa.
Yours faithfully

Authorised Signatory for the Borrower